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                                                                      Exhibit 37

                   Portion of Transcript for Conference Call
                                 April 16, 1999

[REMARKS OF JOHN M. SULLIVAN, CHAIRMAN OF THE EXECUTIVE COMMITTEE OF THE BOARD OF DIRECTORS]

At this point, I also want to discuss briefly the Board's response to the United Rental offer, which we also announced this morning, along with the filing of our 14D-9 with the SEC.

In a word, together with our financial advisors, the Board was unanimous in finding the United offer to be inadequate from a financial point of view.

For example, as we discuss in our press release, and elaborate in our filing, there are numerous measurements by which we determined our conclusion. First, multiples paid in recent comparable acquisitions have been considerably higher than the multiples implied by United Rentals' offer.

Similarly, comparable multiples of other publicly traded companies in our industry are higher than RSC's, including that of United itself.

Furthermore, our own internal projections, as outlined in the 14D-9, show a much higher growth rate than current analyst estimates, which would also warrant a higher valuation for our shares.

As a result of all this, we have recommended to shareholders not to tender their shares.

In fact, we believe that United's offer is timed to take advantage of the recent decline in our share price. We do not believe this level represents the true inherent
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value of the company, much less a true acquisition premium. It is simply not in our shareholders' interests to tender into such an inadequate offer.

A full account of the Board's position with respect to United Rentals' tender offer is contained in our shareholder letter and 14D-9, which we are filing today. Since we cannot comment on the United Rentals offer beyond what is contained in that document, I'd like to focus this call on its intended purpose, which is to discuss our strong results for the quarter and our excellent future prospects.